Exhibit 10.30

            THIRD AMENDMENT TO SHAREHOLDERS AGREEMENT


     This THIRD AMENDMENT TO SHAREHOLDERS AGREEMENT is made this
21st day of December, 1993.

     Reference is made to that certain Shareholders Agreement (as amended by a First Amendment To Shareholders Agreement dated December 4, 1992, and as further amended by a Second Amendment To Shareholders Agreement dated June 25, 1993, said Agreement is referred to herein as the "Shareholders Agreement") made the 27th day of June, 1991, by and among:

I. Univar Corporation ("Univar"), a corporation incorporated under the laws of the State of Delaware, having its principal place of business at Kirkland, Washington;

II. Pakhoed Investeringen B.V. ("Pakhoed"), a corporation incorporated under the laws of the Netherlands, having its statutory seat at Rotterdam;

III. Univar Europe N.V. ("Univar Europe"), a corporation incorporated under the laws of the Netherlands, having its statutory seat at Rotterdam.

                            RECITALS

     A. Article 8 of the Shareholders Agreement sets forth a procedure under which the purchase price to be paid by Univar for Pakhoed's Shares (as defined in the Shareholders Agreement) will be calculated in the event that, on or before January 1, 1994, Pakhoed exercises its right to put Pakhoed's Shares to Univar in accordance with Article 6 of the Shareholders Agreement. The period from the date of execution of the Shareholders Agreement through January 1, 1994 is referred to in the Shareholders Agreement as the "Initial Period."

     B. Article 14 of the Shareholders Agreement provides that for each period after January 1, 1994, 50% of the net income after tax of Univar Europe shall be distributed to Univar and Pakhoed as dividends.

     C. The parties desire to further amend Articles 8 and 14 as provided below.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Article 8, and all other affected provisions of the Shareholders Agreement, shall be amended by extending the termination date of the "Initial Period" from January 1, 1994 until February 28, 1994. Similarly, references in the Shareholders Agreement to "January 1, 1994" in the context of the termination of the Initial Period shall be changed to be "February 28, 1994."

     2. The provisions of Article 14 shall be amended to provide that the obligation to distribute net income after tax as a dividend to Univar and Pakhoed shall not apply except for any net income earned by Univar Europe from and after March 1, 1994.

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     3.   Except as modified by this Third Amendment to
Shareholders Agreement, the Shareholders Agreement, as amended by the First and Second Amendments, shall continue in full force and effect.


                           UNIVAR CORPORATION


                           By       /James W. Bernard
                           Its      President and C.E.O.


                           PAKHOED INVESTERINGEN B.V.


                           By       /Nicolaas J. Westdijk
                           Its Managing Director


                           UNIVAR EUROPE N.V.


                           By       /Paul H. Hough
                           Its Managing Director